UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 7)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

OLINK HOLDING AB (PUBL)
(Name of Subject Company (Issuer))

ORION ACQUISITION AB
(Offeror)
a direct, wholly owned subsidiary of

THERMO FISHER SCIENTIFIC INC.
(Ultimate Parent of Offeror)

Common Shares, quota value SEK 2.431906612623020 per Share
American Depositary Shares (“ADSs”), each representing one Common Share, quota value SEK 2.431906612623020 per Share
(Title of Class of Securities)

680710100*
(CUSIP Number of Class of Securities)

Michael A. Boxer
Senior Vice President and General Counsel
Thermo Fisher Scientific Inc.
168 Third Avenue
Waltham, Massachusetts 02451
Telephone:  (781) 622-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ting S. Chen
Bethany A. Pfalzgraf
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
+1 (212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

*This CUSIP number is assigned to the Subject Company’s American Depositary Shares, each representing one (1) Common Share.

This Amendment No. 7 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 31, 2023, by Thermo Fisher Scientific Inc., a Delaware corporation (“Parent”). The Schedule TO relates to the tender offer (the “Offer”) by Orion Acquisition AB, a private limited liability company organized under the laws of Sweden (“Buyer”), a direct, wholly owned subsidiary of Parent, to purchase all of the outstanding common shares, quota value SEK 2.431906612623020 per share (the “Shares”), and all of the outstanding American Depositary Shares, each representing one Share (the “ADSs” and together with the Shares, the “Offer Securities”), of Olink Holding AB (publ), Reg. No. 559189-7755, a public limited liability company organized under the laws of Sweden (“Olink”), in exchange for $26.00 per Share (that is not represented by an ADS) or $26.00 per ADS, as applicable, in cash, without interest (such amount per Share and ADS paid pursuant to the Offer in accordance with the Purchase Agreement (as defined in the Schedule TO)), and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of October 31, 2023 (together with any amendments and supplements thereto, the “Offer to Purchase”), the related ADS Letter of Transmittal and the related Acceptance Form for Shares, copies of each of which are attached to the Schedule TO as exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to clarify and expand upon certain disclosures regarding the Offer in response to comments from the Commission.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The following struck through language is removed from the first full paragraph on page iv of the Offer to Purchase:

THIS OFFER IS BEING MADE TO ALL HOLDERS OF OFFER SECURITIES. THIS OFFER TO PURCHASE AND RELATED MATERIALS, INCLUDING THE ADS LETTER OF TRANSMITTAL AND ACCEPTANCE FORM FOR SHARES, WILL NOT AND MAY NOT BE DISTRIBUTED, FORWARDED OR TRANSMITTED INTO OR FROM ANY JURISDICTION WHERE PROHIBITED BY APPLICABLE LAW BY ANY MEANS WHATSOEVER INCLUDING, WITHOUT LIMITATION, MAIL, FACSIMILE TRANSMISSION, E-MAIL OR TELEPHONE. ~~THE OFFER CANNOT BE ACCEPTED BY ANY SUCH USE, MEANS OR INSTRUMENTALITY OR FROM WITHIN ANY JURISDICTION WHERE PROHIBITED BY LAW.~~

The following bold and underlined language is added to and the following struck through language is removed from the sixth full paragraph on page 7 of the Offer to Purchase in response to the question “If I accept the Offer, how will I get paid?”:

If Buyer elects, in its sole discretion, to provide for a subsequent offering period, Buyer will (i) accept and promptly after the Expiration Time pay for all Offer Securities validly tendered and not properly withdrawn prior to the Expiration Time in accordance with Rule 14e-1 of the Exchange Act and (ii) accept and promptly pay for all ~~validly tendered and not properly withdrawn~~ Offer Securities validly tendered during such subsequent offering period in accordance with Rule 14d-11 of the Exchange Act.

The following bold and underlined language is added to the first paragraph on page 10 of the Offer to Purchase in response to the question “If the Offer is completed, will Olink continue as a publicly traded company?”:

In the event that Buyer chooses to acquire Shares and ADSs representing less than 90% but greater than 50% of the issued and outstanding Shares (excluding any Shares held in treasury by Olink or owned by any of Olink’s subsidiaries), including if Buyer chooses, in its sole discretion, to reduce or waive the Minimum Tender Condition and consummate the Offer, Buyer would hold a majority of the outstanding equity interests in Olink but Chapter 22 of the Swedish Companies Act would not be available to Buyer to effect the Compulsory Redemption, and the non-tendering shareholders would continue to hold their Shares as minority shareholders and would have any rights granted to minority shareholders under applicable Swedish law. See Section 13—“Purpose of the Offer; Plans for Olink”. In the event Olink ceases to meet the listing requirements under the Nasdaq rules, Buyer will cause the ADSs to be delisted from Nasdaq and deregistered under the Exchange Act, as discussed in Section 14—“Certain Effects of the Offer—Stock Quotation; Exchange Act Registration”. Buyer is under no obligation to reduce or waive the Minimum Tender Condition and may elect, in its sole discretion, to permit the Offer to expire without consummating the Offer.

The following bold and underlined language is added to the first paragraph on page 11 of the Offer to Purchase in response to the question “If I decide not to tender, how will the Offer affect my Shares or ADSs?”:

In the event that Buyer chooses to acquire Shares and ADSs representing less than 90% but greater than 50% of the issued and outstanding Shares (excluding any Shares held in treasury by the Company or owned by any of the Company’s subsidiaries), including if Buyer chooses, in its sole discretion, to reduce or waive the Minimum Tender Condition and consummate the Offer, then (i) Buyer would hold a majority of the outstanding equity interests in Olink but Chapter 22 of the Swedish Companies Act would not be available to Buyer to effect the Compulsory Redemption and the non-tendering shareholders would continue to hold their Shares as minority shareholders and would have any rights granted to minority shareholders under applicable Swedish law, (ii) Olink would qualify as a “controlled company” under the Nasdaq listing rules such that Buyer would be able to, and Buyer currently expects that it would, subject to and in accordance with Swedish law, elect all of the directors of the Olink Board and (iii) in the event that Olink ceases to meet the listing requirements under the Nasdaq rules, Buyer will cause the ADSs to be delisted from Nasdaq and deregistered under the Exchange Act. See Section 13—“Purpose of the Offer; Plans for Olink” and Section 14—“Certain Effects of the Offer—Nasdaq Listing”.

The following bold and underlined language is added to and the following struck through language is removed from the fifth full paragraph on page 50 of the Offer to Purchase in Section 13—“Purpose of the Offer; Plans for Olink”:

To the extent Buyer chooses, in its sole discretion, to acquire Shares and ADSs representing less than 90% but greater than 50% of the issued and outstanding Shares (excluding any Shares held in treasury by Olink or owned by any of Olink’s subsidiaries), Buyer would hold a majority of the outstanding equity interests in Olink but Chapter 22 of the Swedish Companies Act would not be available to Buyer to effect the Compulsory Redemption.~~, and~~ Further, in this scenario, the non-tendering shareholders would continue to hold their Shares as minority shareholders and would have any rights granted to minority shareholders under applicable Swedish law. Swedish law prohibits the board of directors and the managing director of a company from adopting any resolutions or undertaking any other measures that would give an undue advantage to one shareholder to the disadvantage of the company or another shareholder, contravene the company’s business purpose as stated in the articles of association or contravene such company’s obligation to pursue a profit. Subject to certain exceptions, Swedish law further provides that any shareholder, regardless of the number of shares that such shareholder owns, has the right at a general meeting to request information from the board of directors and the managing director. For additional information with respect to the rights of shareholders under the Swedish Companies Act, please see Olink’s Description of Securities attached as Exhibit 2.5 to Olink’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 27, 2023, solely with respect to the disclosure therein related thereto.

Upon Buyer’s acquisition of a majority of Olink, Olink would qualify as a “controlled company” under the Nasdaq listing rules and Buyer would be able to, and Buyer currently expects that it would, subject to and in accordance with Swedish law, elect all of the directors of the Olink Board. In the event Olink ceases to meet the listing requirements under the Nasdaq rules, Buyer will cause the ADSs to be delisted from Nasdaq and deregistered under the Exchange Act, as discussed in Section 14—“Certain Effects of the Offer—Stock Quotation; Exchange Act Registration”. Buyer is under no obligation to reduce or waive the Minimum Tender Condition and may elect, in its sole discretion, to permit the Offer to expire without consummating the Offer.

The following bold and underlined language is added as a new sub-section after the third full paragraph on page 51 of the Offer to Purchase in Section 14—“Certain Effects of the Offer”:

Nasdaq Listing. Depending on the number of ADSs purchased pursuant to the Offer, the ADSs may cease to meet the requirements for continued listing on NASDAQ. According to the published guidelines of the Nasdaq Stock Market LLC, American Depositary Shares that are listed on Nasdaq may only continue to be listed if at least 400,000 of such shares are issued.  Further,  a security must have a minimum bid price of $1.00, there must be at least 400 beneficial holders and/or holders of record and the security must meet one of following three maintenance standards for continued listing on Nasdaq: (i) that there be at least $10 million in stockholders’ equity, at least 750,000 publicly held shares, a market value of at least $5 million for all publicly held shares and at least two registered and active market makers for the shares, (ii) that the market value of listed securities is at least $50 million, there are at least 1.1 million publicly held shares with an aggregate market value of at least $15 million and at least four (4) registered and active market makers for the shares or (iii) that the issuer’s total assets and total revenue each are at least $50 million for the most recently completed fiscal year or two of the three most recently completed fiscal years, there are at least 1.1 million publicly held shares with an aggregate market value of at least $15 million and at least four registered and active market makers for the shares. Securities held directly or indirectly by directors, officers or beneficial owners of more than 10% of the securities of an issuer are not considered to be publicly held for the purpose of the maintenance standards.

If, as a result of the purchase of ADSs in the Offer or otherwise, the ADSs no longer meet the requirements of Nasdaq for continued listing and the listing of the ADSs is discontinued, the market for the ADSs could be adversely affected.

The following bold and underlined language is added to the last paragraph on page 51 of the Offer to Purchase in Section 14—“Certain Effects of the Offer”:

Exchange Act Registration. The ADSs are currently registered under the Exchange Act. Such registration may be terminated upon application by Olink to the SEC if ADSs are neither listed on a national securities exchange nor held by 300 or more holders of record. See Section 14—“Certain Effects of the Offer—Nasdaq Listing” for the requirements for continued listing on Nasdaq. Termination of registration of ADSs under the Exchange Act would substantially reduce the information required to be furnished by Olink to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Olink, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with shareholders meetings and the related requirement of furnishing an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Olink and persons holding “restricted securities” of Olink to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of ADSs under the Exchange Act were terminated, ADSs would no longer be “margin securities” or be eligible for quotation on Nasdaq as described above. Parent and Buyer currently intend to cause Olink to terminate the registration of ADSs under the Exchange Act (and as permitted by applicable law, the requirement to make filings under the Exchange Act), as promptly as practicable after the Closing and as soon as the requirements for termination of registration are met.

The following bold and underlined language is added to the second full paragraph on page 53 of the Offer to Purchase in Section 16—“Conditions to the Offer”:

The Offer Conditions are for the benefit of Parent and Buyer and may be waived (where permitted by applicable law) by Parent or Buyer in whole or in part at any time or from time to time prior to the Expiration Time, in each case, subject to the terms and conditions of the Purchase Agreement. The failure by Parent or Buyer at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each such right will be deemed an ongoing right which may be asserted at any time and from time to time. In accordance with Rule 14d-6(c) of the Exchange Act, any material change in information provided or sent to Olink shareholders, and any determination that an Offer Condition will be waived or that Parent or Buyer will terminate the Purchase Agreement pursuant to the terms thereof on the basis that an Offer Condition has not been satisfied (and the basis for such termination) will be promptly disclosed to such Olink Shareholders by an amendment to this Offer to Purchase.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Thermo Fisher Scientific Inc.

By:	/s/ Michael A. Boxer
	Name:	Michael A. Boxer
	Title:	Senior Vice President and General Counsel
	Date:	December 12, 2023

Orion Acquisition AB, a direct, wholly owned subsidiary of Thermo Fisher Scientific Inc.

By:	/s/ Anthony H. Smith
	Name:	Anthony H. Smith
	Title:	Chairman and Director
	Date:	December 12, 2023